February 23, 2006

Zip+4 Code:  20549-0305


Via Fax & U.S. Mail
Carnival Corporation
Gerald R. Cahill, Executive Vice President and Chief Financial and Accounting Officer
3655 N.W. 87th Avenue
Miami, Florida 33178

		Re:	Carnival Corporation
			Form 10-K for the Year Ended November 30, 2005
       			File 001-09610

Dear Mr. Cahill:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K For the Fiscal Year Ended November 30, 2005

Item 8- Financial Statements and Supplementary Data

Note 2- Summary of Significant Accounting Policies




Property and Equipment, page F-6

1. Due to the materiality of dry-docking costs as well as the fact that cost capitalization policies appear to vary within your industry, please tell us and revise the critical accounting estimates section of MD&A, in future filings, to disclose the nature and types of costs you capitalize as part of your dry-docking costs.

Note 6 - Debt, page F-13

2. With respect to the Zero-Coupon Notes, you disclose that noteholders have the right to require you to reimburse them on October 24, 2006 at their accreted values. In this regard, it is unclear whether you would account for the cumulative accretion of original issue discount at the date of repurchase in your statement of cash flows as an operating activity pursuant to paragraph 23(d) of
SFAS 95.  Please advise us supplementally.

Management`s Discussion and Analysis

Outlook for Fiscal 2006, page F-32

3. Supplementally provide us with additional information regarding the circumstances surrounding your decision to increase the period of amortization for your deferred dry-dock costs. In your response, include a timeline with respect to the regulatory changes and technological enhancements you disclosed on page F-32. Also, include a discussion of how you determined that your change in amortization period constitutes a change in estimate and not the correction of an error. See SFAS 154 for guidance.

Table of Contractual Obligations, page F-42

4. Please expand your disclosure regarding interest payments on variable rate debt, either in the table of the accompanying footnotes. See Section IV.A (and related footnote 46) of FR-72 for guidance.

5. Since you have included amounts related to your Zero-Coupon
Notes,
2% Notes, and 1.75% Notes based on the date of the noteholders` next put option, consider the need to add disclosure of the potential timing and amounts due pursuant to these obligations under different circumstances, such as subsequent put option dates.




Market Price for Common Stock and Ordinary Shares, page F-46

6. As disclosed in Note 3 to your financial statements, we note the current equalization ratio is 1 to 1, thereby ensuring equal dividends and distributions. In light of this equality, however, it is unclear why the common stock of Carnival Corporation and the ADSs of Carnival plc trade at different prices. Please explain supplementally, and consider the need for additional disclosure in future filings.

	As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,




      David R. Humphrey
      Branch Chief-Accountant
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Gerald R. Cahill, Executive Vice President and Chief Financial and
Accounting Officer
Carnival Corporation
February 23, 2006
Page 4